iShares Due Diligence

Benchmark change – iShares Silver Trust (SLV)

The iShares Silver Trust (SLV) tracks the London Silver Fix benchmark, which will be discontinued starting on August 14th. A new silver pricing mechanism has been developed by the CME/Thompson Reuters, which will be the preferred silver pricing method going forward. iShares will transition to the new daily silver price, the "London Silver Price", effective 8/15/14.

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iShares Due Diligence Team
Dominic Maister, Daniel Prince, Craig Dehner

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iShares Silver Trust (the "Silver Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Silver Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov.

Alternatively, the Silver Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. Because shares of the Trust are intended to reflect the price of the silver held by the Trust, the market price of the shares is subject to fluctuations similar to those affecting silver prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

Shares of the Trust are intended to reflect, at any given time, the market price of silver owned by the Trust at that time less the Trust's expenses and liabilities. The price received upon the sale of shares of the Trust, which trade at market price, may be more or less than the value of the silver represented by such shares. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. **For a more complete discussion of risk factors relative to the Trust, carefully read the prospectus.**

Following an investment in the Trust, several factors may have the effect of causing a decline in the prices of silver and a corresponding decline in the price of the shares. Among them: (i) A change in economic conditions, such as a recession, can adversely affect the price of silver. Silver is used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the shares. (ii) A significant change in the attitude of speculators and investors towards silver. Should the speculative community take a negative view towards silver, a decline in world silver prices could occur, negatively impacting the price of the shares. (iii) A significant increase in silver price hedging activity by silver producers. Traditionally, silver producers have not hedged to the same extent as other producers of precious metals (gold, for example) do. Should there be an increase in the level of hedge activity of silver producing companies, it could cause a decline in world silver prices, adversely affecting the price of the shares.

Silver Spot Prices provided by The Bullion Desk. No warranty is given for the accuracy of these prices and no liability is accepted for reliance thereon. Prices are provided on a reasonable efforts basis and delays may occur both because of the delay in third parties communicating the information to the site and because of delays inherent in posting information over the internet. Prices shown are indicative only and do not represent actionable quotations on prices of actual trades.

Although shares of the Trust may be bought or sold on the secondary market through any brokerage account, shares are not redeemable except in large aggregated units called "Baskets". Only registered broker-dealers that become authorized participants by entering into a contract with the sponsor and the trustee of the Trust may purchase or redeem Baskets.

The amount of silver represented by shares of the Trust will decrease over the life of the Trust due to sales of silver necessary to pay the sponsor's fee and Trust expenses. Without increases in the price of silver sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment in the shares. The Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust's silver will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if silver owned by the trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, might have been avoidable.

Shares of the Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

When comparing commodities and the Trust, it should be remembered that the sponsor's fee associated with the Trust is not borne by investors in individual commodities. Buying and selling shares of the Trust will result in brokerage commissions. Because the expenses involved in an investment in physical silver will be dispersed among all holders of shares of the Trust, an investment in the Trust may represent a cost-efficient alternative to investments in silver for investors not otherwise able to participate directly in the market for physical silver.

FOR FINANCIAL PROFESSIONAL USE ONLY — NOT FOR PUBLIC DISTRIBUTION

• Not FDIC Insured • No Bank Guarantee • May Lose Value

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